Mail Stop 4561

November 7, 2007

E. Michael Thoben, III
Chief Executive Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, California 93012

> Re: **Interlink Electronics, Inc.**
> **Registration Statement on Form S-1**
> **Filed on August 13, 2007**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on October 31, 2007**
> **File No. 333-145387**

Dear Mr. Thoben:

We have reviewed Amendment No. 1 and correspondence from your counsel dated October 3, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

<u>General</u>

1.   We note that you are registering the sale of 6,113,744 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following, among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2.   Please amend your filing to disclose your responses to comments 4, 7-11, and 14-15 of our letter dated September 17, 2007, in each case taking into account the comments below regarding specific responses you have provided.

3.   We refer to comment 4 of our letter dated September 17, 2007. In addition to the disclosure you have already provided, please disclose the total amount of payments to the investors and their affiliates for the entire term of the convertible notes, assuming that the convertible notes remain outstanding until stated maturity.

4.   In your response to comment 7 of our letter dated September 17, 2007, please use, in the second and sixth lines of Table C7, the figure you develop in response to comment 3 above, instead of the one year figure you currently use in Table C7. Also in this table, the net proceeds to the issuer appearing in the fourth and sixth lines should be $5 million less the figure you develop in response to comment 3 above, rather $5 million less the expenses of the offering.

5.   We refer to comment 15 of our letter dated September 17, 2007. In response to that comment, you have stated that Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. are affiliates of a broker-dealer. For each selling shareholder that is a broker-dealer affiliate, expand the prospectus to state

whether that broker-dealer affiliate acquired the convertible notes in the ordinary course of business and whether, at the time of the acquisition of the convertible notes, the broker-dealer affiliate had any agreements or understandings, with any person, to distribute the securities.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

Please address all questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via facsimile: (503) 220-2480
        John Halle, Esq.
        Stoel Rives, LLP